SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact of March 19, 2019 and the Market Announcement of April 11, 2019, as follows:

1. As it is known to the market, in June 2017, Amazonas Distribuidora de Energia S.A ("Amazonas Energia"), in June 2017, registered in its financial statements an amount receivable of approximately R$ 4,056 million related to the reimbursement of the Fuel Consumption Account ("CCC"), as provided for in Law 12,111/2009;

2. Within the scope of the privatization model of this distribution company, the credits mentioned in item 1 above were fully assigned to Eletrobras;

3. According to Relevant Fact released on March 19, 2019, Aneel recognized, for the period from July 30, 2009 to June 30, 2016, the right to a credit of R$ 1,592 million, to be reimbursed by CCC, on the base date of September 2018, as well as the historical credit of R$ 1,358 million, related to economic and energy inefficiency provided for in Law 13,299/2016, as amended by Provisional Measure 855/2018, to be paid with funds destined by the Federal Government. These recognized credits are included in the amounts assigned to Eletrobras under the terms of Law 12,783/2013;

4. As regards the period from July 2016 to April 2017, Aneel's technical department expressed, through TN 40/2019-SFF-SFG-SRG/ANEEL, in the sense that there was a greater reimbursement by CCC to Amazonas Energia, in the amount of R$ 1,944 million (amounts in January/2019), which should be reimbursed to CCC, and therefore deducted from the CCC credits mentioned in item 1 above. On this result of the second inspection period, Eletrobras presented the contradictory on April 2, 2019 and awaits the positioning of Aneel's Board of Officers.

5. The consolidated financial statements of Eletrobras as of December 31, 2018 have already considered the effects of TN 40/2019-SFF-SFG-SRG/ANEEL, recorded as an accounting balance receivable, the amount of R$ 2,980 without prejudice to the right of the Company to seek the receiving of the full amount referred to in item 1 above.

The Company will keep the market informed on the subject of this Relevant Fact.

Rio de Janeiro, April 12, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.